[LETTERHEAD OF SANDLER O’NEILL + PARTNERS]

August 8, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Ottawa Bancorp, Inc.

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-211860

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Ottawa Bancorp, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective on Wednesday, August 10, 2016, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,
SANDLER O’NEILL + PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ Jennifer Docherty
Authorized Signatory

cc:	Erin Martin, U.S. Securities and Exchange Commission

Christopher Dunham, U.S. Securities and Exchange Commission